BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A ("Company" or "BRF") hereby announces to its shareholders and the market that on this date, the Superintendência-Geral – Senior Management ("SG") of the Brazilian Anti-Trust Enforcement Agency ("CADE") published in the Official Gazette that is has approved the Animal Slaughtering Agreement, established between Minerva S.A ("Minerva") and the Company on 06.06.2014 ("Slaughtering Agreement").

The agreement establishes that BRF will provide Minerva with cattle slaughtering and deboning services, on a temporary basis; when implemented, it will allow for better utilization of the Company’s cattle slaughtering units.

In the meantime, the Company informs that it continues to cooperate with CADE on its analysis of the Investment Agreement, subject of the Announcement to the Market published on 11.01.2013, to identify a solution for the concerns raised by the authority, as announced to the market on 06.06.2014.

BRF will keep the market informed in case of further developments on the subject.

São Paulo, June 26, 2014

Augusto Ribeiro Júnior
Chief Financial and Investors Relation Officer